Exhibit 99.1

Press Release

June 8, 2026

Shell plc Commences Registered Exchange

Offers for Notes Issued in Connection with Prior Private Exchange Offer by Shell Finance US Inc.

Shell plc (LSE: SHEL) (NYSE: SHEL) (AEX: SHELL) today announces the commencement of offers to exchange (the “Exchange Offers” and each, an “Exchange Offer”) any validly tendered (and not validly withdrawn) and accepted notes of certain series of outstanding unregistered notes issued by Shell Finance US Inc. (“Shell Finance US” or “Issuer”) and fully and unconditionally guaranteed by Shell plc (such notes, the “Restricted Notes”) issued pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”) for a like amount of new registered notes issued by Shell Finance US and fully and unconditionally guaranteed by Shell plc (the “Exchange Notes”), as described in the table below.

The following table sets forth the outstanding aggregate principal amount of each series of Restricted Notes. The Exchange Offers consist of offers to exchange up to the entire aggregate principal amount of each series of Restricted Notes for an equal principal amount of the corresponding series of Exchange Notes.

The terms of the Exchange Notes to be issued in the Exchange Offers are substantially identical to the terms of the corresponding series of Restricted Notes, except that the Exchange Notes will be registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the Restricted Notes will not apply to the Exchange Notes. The Exchange Notes will represent the same debt as the Restricted Notes, and we will issue the Exchange Notes under the same indenture that governs the applicable series of Restricted Notes.

Aggregate Principal Amount Outstanding ($MM)	Title of Series of Notes Issued by Shell Finance US to be Exchanged (collectively, the “Restricted Notes”)	CUSIP/ISIN No.	Title of Series of Notes to be Issued by Shell Finance US (collectively, the “Exchange Notes”)	CUSIP/ISIN No.
$920,732,000	3.875% Guaranteed Notes due 2028	CUSIP U8209LAA0 ISIN USU8209LAA09 CUSIP 822905AR6 ISIN US822905AR69	3.875% Guaranteed Notes due 2028	CUSIP 822905AS4 ISIN US822905AS43
$2,063,148,000	6.375% Guaranteed Notes due 2038	CUSIP U8209LAB8 ISIN USU8209LAB81 CUSIP 822905AT2 ISIN US822905AT26	6.375% Guaranteed Notes due 2038	CUSIP 822905AU9 ISIN US822905AU98
$802,108,000	5.500% Guaranteed Notes due 2040	CUSIP U8209LAC6 ISIN USU8209LAC64 CUSIP 822905AV7 ISIN US822905AV71	5.500% Guaranteed Notes due 2040	CUSIP 822905AW5 ISIN US822905AW54
$691,199,000	5.125% Guaranteed Notes due 2041	CUSIP U8209LAD4 ISIN USU8209LAD48 CUSIP 822905AX3 ISIN US822905AX38	5.125% Guaranteed Notes due 2041	CUSIP 822905AY1 ISIN US822905AY11
$993,714,000	3.125% Guaranteed Notes due 2049	CUSIP U8209LAE2 ISIN USU8209LAE21 CUSIP 822905AZ8 ISIN US822905AZ85	3.125% Guaranteed Notes due 2049	CUSIP 822905BA2 ISIN US822905BA26
$876,828,000	3.000% Guaranteed Notes due 2051	CUSIP U8209LAF9, ISIN USU8209LAF95 CUSIP 822905BB0, ISIN US822905BB09	3.000% Guaranteed Notes due 2051	CUSIP 822905BC8 ISIN US822905BC81

We will accept for exchange all Restricted Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on July 8, 2026 (the “Expiration Date”), unless extended. Prior to the Expiration Date, tenders of Restricted Notes may be withdrawn according to the procedures described in the Prospectus (as defined below). The settlement date will be promptly after the Expiration Date and is expected to be within two business days after the Expiration Date.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Restricted Notes as to when such intermediary needs to receive instructions from a holder in order for that holder to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in the Exchange Offers before the deadlines specified herein and in the Prospectus. The deadlines set by each clearing system for the submission and withdrawal of exchange instructions will also be earlier than the relevant deadlines specified herein and in the Prospectus.

The Exchange Offers are being made pursuant to the terms and subject to the conditions set forth in a registration statement filed with the Securities and Exchange Commission, including a prospectus dated June 8, 2026 (as the same may be amended or supplemented, the “Prospectus”). The complete terms and conditions of the Exchange Offers, including instructions regarding procedures for tendering Restricted Notes, are described in the Prospectus, a copy of which may be obtained by contacting D.F. King & Co., Inc., the exchange agent and information agent in connection with the Exchange Offers, at:

D.F. King & Co., Inc.

Banks and Brokers call: +1 (646) 845-0144

Toll-free (U.S. only): +1 (800) 488-8075

Email: Shell@dfking.com

By Facsimile (for eligible institutions only):

+1 (212) 709-3328

Confirmation: +1 (212) 232-3233

Attention: Michael Horthman

This press release is not an offer to sell or a solicitation of an offer to buy any of the securities described herein nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful. The Exchange Offers are being made solely pursuant to the terms and conditions of the Prospectus. Neither the Shell Group nor the exchange agent makes any recommendations as to whether holders should tender their Restricted Notes pursuant to the Exchange Offers. Holders must make their own decisions as to whether to tender Restricted Notes, and, if so, the principal amount of Restricted Notes to tender.

Non-U.S. Distribution Restrictions

European Economic Area

The Exchange Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Exchange Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Exchange Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. The Prospectus has been prepared on the basis that any offer of Exchange Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Exchange Notes. The Prospectus is not a prospectus for the purposes of the Prospectus Regulation.

Belgium

Neither the Prospectus nor any other documents or materials relating to the Exchange Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/”Autoriteit voor Financiële Diensten en Markten”). The Exchange Offers are not being, and may not be, made in Belgium by way of a public offering, as defined in Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/”wet op de openbare overnamebiedingen”) (the “Belgian Takeover Law”) or as defined in Article 3, §1 of the Belgian Law of June 16, 2006 on the public offer of investment instruments and the admission to trading of investment instruments on a regulated market (“loi relative aux offres publiques d’instruments de placement et aux admissions d’instruments de placement à la négociation sur des marchés réglementés”/”wet op de openbare aanbieding van beleggingsinstrumenten en de toelating van beleggingsinstrumenten tot de verhandeling op een gereglementeerde markt”) (the “Belgian Prospectus Law”), both as amended or replaced from time to time. Accordingly, the Exchange Offers may not be, and are not being, advertised and the Exchange Offers will not be extended, and neither the Prospectus nor any other documents or materials relating to the Exchange Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to persons which are “qualified investors” (“investisseurs qualifiés”/”gekwalificeerde beleggers”) as defined in Article 10, §1 of the Belgian Prospectus Law, acting on their own account, as referred to in Article 6, §3 of the Belgian Takeover Law or (ii) in any other circumstances set out in Article 6, §4 of the Belgian Takeover Law and Article 3, §4 of the Belgian Prospectus Law. The Prospectus has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offers. Accordingly, the information contained in the Prospectus or in any other documents or materials relating to the Exchange Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

France

The Exchange Offers are not being made, directly or indirectly, to the public in the Republic of France. Neither the Prospectus nor any other documents or materials relating to the Exchange Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (“personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers”) and/or (ii) qualified investors (“investisseurs qualifiés”) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.321-1 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Exchange Offers. The Prospectus and any other document or material relating to the Exchange Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Exchange Offers, the Prospectus or any other documents or materials relating to the Exchange Offers or the Exchange Notes have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”). The Exchange Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 3, of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”) and, therefore, are intended for, and directed only at, qualified investors (investitori qualificati) (the “Italian Qualified Investors”), as defined pursuant to Article 100, paragraph 1, letter (a) of the Financial Services Act and Article 34-ter, paragraph 1, letter (b) of the Issuers’ Regulation. Accordingly, the Exchange Offers cannot be promoted, nor may copies of any document related thereto or to the Exchange Notes be distributed, mailed or otherwise forwarded, or sent, to the public in Italy, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange available in Italy, other than to Italian Qualified Investors. Persons receiving the Prospectus must not forward, distribute or send it in or into or from Italy. Noteholders or beneficial owners of the Restricted Notes that are resident or located in Italy can offer to exchange the notes pursuant to the Exchange Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Restricted Notes, the Exchange Notes, the Exchange Offers or the Prospectus.

United Kingdom

The Exchange Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is either one (or both) of the following: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024. Consequently no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the Exchange Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or, selling or distributing the Exchange Notes or otherwise making them available to any retail investor in the UK may be unlawful under the DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

The Prospectus is only being distributed to and is only directed at (i) persons who are outside the U.K. or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Exchange Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Exchange Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

The Exchange Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Exchange Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Exchange Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Exchange Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”).

Singapore

The Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, and if the Issuer has not notified the dealer(s) on the classification of the Exchange Notes under and pursuant to Section 309(B)(1) of the Securities and Futures Act, Chapter 289 Singapore (the “SFA”), the Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Exchange Notes may not be circulated or distributed, nor may the Exchange Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of Chapter 289 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Exchange Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Exchange Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Exchange Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Contacts:

Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

Cautionary Statement

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this press release, “Shell” refers to Shell plc; “Shell Group” refers to Shell and its subsidiaries; “Shell Finance US” or “Issuer” refers to Shell Finance US Inc.; the terms “we,” “us,” and “our” refer to Shell or the Shell Group, as the context may require.

This press release contains forward-looking statements concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim,” “ambition,” “anticipate,” “aspire,” “aspiration,” “believe,” “commit,” “commitment,” “could,” “desire,” “estimate,” “expect,” “goals,” “intend,” “may,” “milestones,” “objectives,” “outlook,” “plan,” “probably,” “project,” “risks,” “schedule,” “seek,” “should,” “target,” “vision,” “will,” “would” and similar terms and phrases. There are a number of factors that could affect the future operations of the Shell Group and could cause those results to differ materially from those expressed in the forward-looking statements included or incorporated by reference in this press release, including (without limitation):

•	price fluctuations in crude oil and natural gas;

•	changes in demand for the Shell Group’s products;

•	currency fluctuations;

•	drilling and production results;

•	reserves estimates;

•	loss of market share and industry competition;

•	environmental and physical risks, including climate change;

•	risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions;

•	the risk of doing business in developing countries and countries subject to international sanctions;

•	legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change;

•	economic and financial market conditions in various countries and regions;

•

political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs;

•	risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war, and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident;

•	the pace of the energy transition; and

•	changes in trading conditions.

No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell’s Form 20-F for the year ended December 31, 2025 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this press release and should be considered by the reader. Each forward-looking statement speaks only as of the date of this press release, 8 June 2026. Neither Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release.

The contents of websites referred to in this press release do not form part of this press release.

Readers are urged to consider closely the disclosure in our Form 20-F, File No 001-32575, available on the SEC website www.sec.gov.